SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 21, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Exforge® receives final US approval as new and powerful treatment option for patients with high blood pressure

•                  Exforge offers two of the most prescribed high blood pressure medicines in a convenient single-tablet form(1),(2),(3)

•                  Powerful new treatment option for millions in the US with high blood pressure(4)

•                  Nine out of 10 patients reach high blood pressure treatment goal while taking Exforge during clinical trials(5)

Basel, June 21, 2007 – Exforge®, a single-tablet combination of two of the world’s most prescribed high blood pressure medicines, has been granted final US regulatory approval and is expected to be available soon as an effective treatment option for millions in the US who suffer from high blood pressure(1),(2),(3).

Exforge is the first medicine of its kind to combine the active ingredients of an angiotensin receptor blocker – Diovan® (valsartan) – and a calcium channel blocker – Norvasc®* (amlodipine) – with the convenience of a single, once-daily tablet(1),(2),(3).

“High blood pressure continues to be a major public health issue in the US. Many patients will require multiple medications to achieve blood pressure control,” said Bertram Pitt, MD, FACC, and a Professor of Medicine Emeritus at the University of Michigan School of Medicine Division of Cardiology. “This new treatment offers great efficacy and improved convenience with a single tablet that will simplify treatment for patients.”

The US approval of Exforge was supported by an extensive clinical program involving more than 5,000 patients(1). The US Food and Drug Administration had tentatively approved Exforge in December 2006 and has now granted final approval.

Exforge was approved in January 2007 in the European Union and has already been made available in nine EU countries, including Germany and the UK, with further launches planned. Exforge is also available in Switzerland.

In two placebo-controlled trials, Exforge helped up to nine out of ten patients reach their treatment goal of diastolic blood pressure under 90 mmHg, or more than a 10 mmHg reduction in diastolic blood pressure from baseline levels(5). Diastolic blood pressure is measured in millimeters of mercury (mmHg) when the heart is at rest between beats.

In two further clinical trials, Exforge demonstrated superior blood pressure lowering efficacy in patients uncontrolled when taking either valsartan or amlodipine alone, the two high blood pressure drugs combined in Exforge(1).

“Exforge continues our strong heritage in treating high blood pressure, in this case bringing together two of the most widely-used medicines in a single pill,” said James Shannon, MD, Global Head of Development at Novartis Pharma AG. “Aggressively treating high blood pressure is key, so we are excited to be able to provide physicians and patients with this first-of-a-kind combination to help patients reach recommended blood pressure treatment goals.”

Exforge combines the complementary actions of Diovan – which inhibits angiotensin II, a hormone that causes blood vessels to tighten and narrow – and amlodipine, which inhibits the entrance of calcium into the blood vessel walls. Both of these medicines allow blood vessels to relax so that blood can flow more easily(1),(2),(3).

High blood pressure causes damage to the arteries, burdening the heart, kidneys, brain and other vital organs(6). At present, high blood pressure affects at least 29% of all adults in the U.S. and approximately one billion people suffer from the condition globally(7),(8). The number of people with high blood pressure is expected to reach about 1.6 billion by 2025(9).

In the US, Exforge is not indicated for initial high blood pressure therapy. It has been approved for use in high blood pressure patients who have not been controlled through the use of any type of medicine in the angiotensin receptor blocker or calcium channel blocker classes, and for patients who have experienced dose-limiting side effects on either type of medicine. These include amlodipine-induced edema (swelling), dizziness or flushing(1).

In the Exforge clinical trials, adverse events were generally mild and transient in nature. Side effects that occurred more frequently with Exforge than placebo in clinical trials were peripheral edema (fluid retention), nasopharyngitis, upper respiratory tract infections and dizziness(1).

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as, “powerful new treatment option”, “expected”, “will”, “planned”, “continues our strong heritage” or similar expressions, or by express or implied discussions regarding potential future revenue from Exforge. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Exforge will reach any particular sales levels. In particular, management’s expectations regarding the approval and commercialization of Exforge in the US or in other markets could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected intellectual property issues involving the expiration of market exclusivity of amlodipine besylate; competition in general; increased government, industry, and general public pricing pressures; unexpected clinical trial results, including additional analysis of clinical data, or new clinical data; our ability to obtain or maintain patent or other proprietary intellectual property protection; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

1.                 Exforge (amlodipine besylate and valsartan) Prescribing Information Draft. December 2006.

2.                 Diovan Web site. http://www.diovan.com/info/about/about_diovan.jsp. Accessed November 28, 2006.

3.                 Norvasc Web site. http://www.norvasc.com/high-blood-pressure-medicine/about-norvasc.asp?print=true Accessed November 28, 2006.

4.                 Rosamond W, Flegal K, Friday G, et al. for the American Heart Association Statistics Committee and Stroke Statistics Subcommittee. Heart disease and stroke statistics—2007 update. A report from the American Heart Association Statistics Committee and Stroke Subcommittee. Circulation. 2007:115.

5.                 Philipp, T. Two multi-center, 8-week randomized, double blind, placebo controlled, parallel group studies evaluating the efficacy and tolerability of amlodipine and valsartan in combinations and as monotherapy in adult patients with mild-to-moderate hypertension. Clinical Therapeutics Journal, 2007; 29:563-580.

6.                 Ong KL, Cheung BMY, Man YB, et al. Prevalence, awareness, treatment, and control of hypertension among United States adults 1999–2004. Hypertension. 2007;49:69-75.

7.                 American Heart Association. “High blood pressure.” Available at: http://americanheart.org/presenter.jhtml?identifier=2114.

8.                 Chobanian AV, Bakris GL, Black HR, et al. and the National High Blood Pressure Education Program Coordinating Committee. The seventh report of the Joint National Committee on prevention, detection, evaluation, and treatment of high blood pressure. Hypertension. 2003;42:1206-1252.

9.                 Kearney et al. Global burden of hypertension: analysis of worldwide data. Lancet 2005; 365: 217-223.

* Norvasc is a registered trademark of Pfizer Inc.

# # #

Novartis Media Relations

Corinne Hoff

Novartis Global Media Relations

+41 61 324 9577 (direct)

+41 79 248 5717 (mobile)

corinne.hoff@novartis.com

Vivienne Schneider

Novartis Pharma Communications

+41 61 324 6162 (direct)

+41 79 619 1335 (mobile)

vivienne.schneider@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America
Ronen Tamir	+1 212 830 2433
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

		By:	/s/ MALCOLM B. CHEETHAM
Date:	June 21, 2007
		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting